DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 T 919.786.2000 F 919.786.2200 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

November 9, 2006

Michael E. McTiernan, Special Counsel

Jennifer Gowetski, Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Institutional REIT, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed on November 9, 2006 File No. 333-136273

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan:

On behalf of our client, Institutional REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Leo F. Wells, III of the Company dated October 18, 2006 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1 to the Registration Statement filed on September 27, 2006, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean unmarked version of Amendment No. 2 as filed on EDGAR.

Before responding to the Comment Letter, we would like to explain changes reflected in Amendment No. 2 that were not prompted by the Comment Letter.

•	The Company expects to purchase its first property during the year ending December 31, 2007 and to elect to be qualified as a REIT beginning in 2007 as well.

•	The Company clarified the transfer restrictions it believes are necessary to enable it to claim exemptions under state securities laws and added a new illiquidity risk factor regarding these transfer restrictions.

•	The Company added information regarding the possible loss of key employees should Wells Real Estate Investment Trust, Inc. (Wells REIT I) acquire a portion of the business of Wells Capital and its affiliates in connection with a possible listing of Wells REIT I’s stock on a national securities exchange. Wells REIT I has made no decisions in this regard; however, Wells REIT I has a 2008 “list or liquidate date” in its charter.

•	The Company disclosed that participating broker-dealers, which will earn commissions on sales, may be affiliated with purchasers acting in a fiduciary capacity. For example, a bank acting as a fiduciary could purchase shares using a broker-dealer affiliated with the bank.

•	The Company changed its disclosure regarding supplemental sales materials. The prior disclosure said that no person had been authorized to prepare such material. Affiliates of the Company are considering preparing such materials. The prior disclosure was accordingly deleted. The Company reaffirms to the Commission, however, that any such material will be filed with the Commission prior to use.

•	The Company updated its financial statements to include unaudited September 30, 2006 figures.

•	The Company provided additional disclosures regarding bylaw provisions requiring indemnification of officers and directors.

•	The Company’s affiliates are creating its own web address, and such information was accordingly provided.

•	Information regarding newly appointed independent directors and the committees on which they will serve has been added.

•	The Company corrected its calculation of acquisition fees in different circumstances.

•	The Company changed the beneficial ownership table to correct an error regarding who has voting power over Wells Capital’s investment in the Company.

•	The Company changed the description of its proposed share redemption program to explain how the Company will value shares for redemption purposes after the Company completes a public offering.

•	The Company made other changes in keeping with “plain English” principles and to correct technical inaccuracies in the prior disclosures.

General

1.	We note that you intend to issue stock-based awards to affiliates of your advisor. Please advise us how you intend to comply with the registration provisions of the Securities Act in connection with these awards.

Response: Although the issuer may issue stock-based awards under its 2006 Long-Term Incentive Plan to employees of its advisor with the approval of the conflicts committee, the issuer has no current intention to do so. In fact, no Wells-sponsored program has ever issued a stock-based award to such employees in the past. If the issuer does issue such awards to employees of its advisor, the issuer would likely do so in reliance on Rule 506 and would limit the offerees to fewer than 35 unaccredited investors.

How long will this offering last?, page 19

2.	We note your response to comment 19 and your revised disclosure, including the disclosure related to the application of Rule 415(a)(5) of Regulation C. However, in light of the disclosure regarding the different possible “termination” dates, it may not be clear to an investor that you can simply continue to offer shares with the same terms and in the same manner as described in this prospectus by filing a new registration statement. Please consider adding a separate paragraph under this heading to clarify this point.

Response: We have added the requested paragraph at pages 19 and 135. The new paragraph informs investors that even after the termination of this offering, there is no limit on the number of successive offerings the issuer could undertake and that such offerings could also be best-efforts offerings with similar terms as this offering.

Results of Operations, page 88

3.	We note your response to comment 39 and your disclosure that higher cap rates could result in higher returns. Please expand your discussion to address the impact on your financial results from the interplay of cap rates, dividend yield and interest rates on your borrowings.

Response: We have revised the disclosure on page 85 as requested. The revised disclosure notes

•	the correlation between lower cap rates and lower dividend yields

•	the potential impact of higher interest rates on

o	the issuer’s income and dividend yield to the extent the issuer uses debt to finance its acquisitions and

o	the price of the properties we may acquire and the value of the properties we have already acquired.

4.	In your discussion of the deferred selling commissions, please disclose the maximum amount that may be paid in future periods as a result of this offering.

Response: We have revised the disclosure on page 85 as requested. The revised disclosure notes that the maximum amount of deferred selling commission the issuer could pay is $0.05 per year for up to 12 years for each share sold in the offering, which amount would otherwise be available for distribution in the form of a higher per share dividend. The revised disclosure also quantifies the total deferred selling commissions payable over 12 years as being $150 million.

If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860, Brad Lenox at (919) 786-2006 or me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Daniel Gordon, SEC Accounting Branch Chief Eric McPhee, SEC Staff Accountant Leo F. Wells, III, Institutional REIT, Inc. Douglas P. Williams, Institutional REIT, Inc.